BRF S.A.

PUBLICLY-TRADED COMPANY CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2 MATERIAL FACT

São Paulo, Brazil, July 4, 2023 – BRF S.A., or BRF (B3: BRFS3; NYSE: BRFS), today announces that it has commenced an offering pursuant to which it is offering up to 600,000,000 of its common shares (the “Offered Shares”), which will be comprised of a base offering consisting of 500,000,000 newly issued common shares of BRF (the “Base Offering”), which may be increased by up to 20% of the total number of common shares of BRF initially offered in the Base Offering, or up to 100,000,000 common shares to be issued and sold by BRF (the “Additional Offering”) at the offering price set forth in the Base Offering, in (a) an offering in Brazil to professional investors (as defined in Resolution No. 30, dated May 11, 2021, of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”)), subject to automatic registration (Rito de Registro Automático de Distribuição) pursuant to the CVM rules and regulations (which has request for automatic registration has been filed with the CVM today) and (b) an international private placement (i) in the United States, to a limited number of qualified institutional buyers, as defined in rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to procedures consistent with, and in reliance on, section 4(a)(2) of the Securities Act, in transactions exempt from, or not subject to, registration under the Securities Act and the rules thereunder and (ii) in other countries outside of Brazil and the United States, to institutional and other investors that are not U.S. persons, in reliance on Regulation S under the Securities Act and exemptions from United States securities registration requirements.

In accordance with the CVM rules and regulations, the offering is subject to a priority offering in Brazil pursuant to which BRF’s existing shareholders who held common shares as of June 30, 2023 (as verified through the records of the B3 Central Depository (Central Depositária da B3) and the custody agent appointed for BRF’s common shares) have the right to reserve for purchase an aggregate of up to 100% of the Offered Shares (including from the Additional Offering), based on each shareholder’s proportional interest in BRF’s common share capital (excluding treasury shares) as of July 7, 2023, in each case after closing of the market. The price per common share under the priority offering will be the same as the price per Offered Share under the offering. As a result of the priority offering, the quantity of Offered Shares offered in the international private placement may be materially reduced regardless of the effective participation of new investors in the offering. The priority offering and associated subscription rights are not available to existing holders of American Depositary Shares representing underlying common shares of BRF (the “ADSs”).

As previously announced by BRF, in connection with the offering, on May 30, 2023, Saudi Agricultural and Livestock Investment Company (“SALIC”) committed to subscribe for and purchase up to 250,000,000 of our common shares (the “SALIC Commitment Amount”), provided that (a) the offering price does not exceed R$9.00 per common share and (b) an aggregate number of shares equal to no less than 2/3 of the SALIC Commitment Amount are allocated to SALIC in the offering (the “SALIC Commitment”). The SALIC Commitment is subject to the fulfillment of certain customary conditions for this type of transaction described in BRF’s Material Fact disclosed to the market on May 31, 2023, including: (i) that the Brazilian offering be registered with the CVM pursuant to CVM Resolution No. 160, dated July 13, 2022, as amended, under the automatic registration rite, provided that a partial distribution would not be permitted,

(ii) that the offering settles on or prior to December 31, 2023, (iii) that Marfrig Global Foods S/A (“Marfrig”), our shareholder, submits a commitment for subscription of up to 250,000,000 new shares to be issued by BRF in the offering, subject to (x) the maximum offering price of R$9.00 per share; and (y) subscription, by Marfrig, of, at least, all its allotment of shares in the priority offering in Brazil (the “Marfrig Conditions”); (iv) that BRF’s common shares remain listed on the Novo Mercado segment of the B3; and (v) that the offering be for 500,000,000 common shares (which has been waived by SALIC on July 2, 2023 in view of the Additional Offering, provided that the common shares of the Additional Offering are used exclusively to allow at least the minimum allocation of 2/3 of SALIC Commitment Amount) and consist exclusively of a primary offering, and that the international placement of common shares be pursuant to an exemption from registration under the U.S. Securities Act of 1933. In case (i) the price per share in the offering is higher than the maximum price set under the SALIC Commitment and/or (ii) an aggregate number of common shares equal to less than 2/3 of the SALIC Commitment Amount is allocated to SALIC in the offering, SALIC shall have the right, but not the obligation, to make the investment and honor the SALIC Commitment.

As a result of the SALIC Commitment’s condition precedent mentioned in item (iii) in the paragraph above, our shareholder Marfrig indicated its commitment to subscribe for and purchase, up to 250,000,000 of our common shares, subject to the Marfrig Conditions and other customary conditions for this type of transaction described in BRF’s Material Fact disclosed to the market on May 31, 2023 (the “Marfrig Commitment,” and together with the SALIC Commitment, the “Investment Commitments”).

The Investment Commitments will not be considered for the purpose of setting the price per Offered Share. We intend to use all of the net proceeds from the offering to deleverage to improve our capital structure.

The pricing of the offering is expected to occur on July 13, 2023. If the price per Offered Share after the bookbuilding process is equal to or lower than the price set under the Investment Commitments, BRF together with the placement agents of the offering may allocate the total amount of Offered Shares to SALIC and Marfrig according to the terms and conditions of the Investment Commitments.

The beginning of trading of the Offered Shares on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) is expected to occur on the second business day after the disclosure of the price per Offered Share, and the settlement of the offering is expected to occur on the third business day after the disclosure of the price per Offered Share.

The offering, including the priority rights offering, has not been and will not be registered under the Securities Act, or any other U.S. federal and state securities laws, and the Offered Shares may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless they are registered, or exempt from, or not subject to, registration under the Securities Act.

This press release is disclosed for informative purpose only and shall not, in any circumstances, be construed as an investment recommendation. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are based mainly on BRF’s current expectations and estimates of future events and trends that affect or may affect its business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of BRF’s common shares, including common shares represented by ADSs. Although BRF believes that these forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to BRF. In addition, in this presentation, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and other similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. BRF does not undertake any obligation to update publicly or to revise any forward-looking statements after BRF distributes this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these forward-looking statements.